EXHIBIT 1

NEWS RELEASE

For Immediate Release

Contacts:
Robert B. Wickham	Colin J. Chapin
President	Senior Vice President, Chief Financial Officer
(416) 682-8600	(416) 682-8600
(877) 239-7200	(877) 239-7200

Trizec Canada Reports First Quarter 2005 Results
All amounts in U.S. dollars

TORONTO, May 10, 2005 — Trizec Canada Inc. (TSX:TZC.SV) today reported first quarter financial and operating results. The Company reported net income for the three months ended March 31, 2005 of US$9.0 million or US$0.15 per share, compared to net income of US$32.2 million or US$0.54 per share for the same period last year.

     Trizec Canada’s net income for the first quarter ended March 31, 2005 reflects its approximate 39% interest in the net income of Trizec Properties, Inc. (NYSE:TRZ). The decrease in Trizec Canada’s net income for the three month period ended March 31, 2005 over 2004 is primarily attributable to a reduction in Trizec Properties’ net income for 2005 and larger foreign exchange gains recognized in 2004 by Trizec Canada. In the first quarter of 2004, Trizec Properties’ net income included significant gains on sales of properties.

     Consistent with the objectives of the May 2002 Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders as Trizec Properties paid per share of its common stock in January and in April 2005. As at March 31, 2005, Trizec Canada held $156.6 million in cash and cash equivalents and marketable securities as a result of the substantial completion of its monetization plan.

     Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC.SV, and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc. Trizec Properties, a real estate investment trust (REIT), trades on the New York Stock Exchange under the symbol TRZ and is one of North America’s largest owners of commercial office properties. On May 5, 2005, Trizec Properties’ first quarter results were issued and may be accessed directly on its web site at www.trz.com. For more information, visit Trizec Canada’s web site at www.trizeccanada.com.

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This Press Release contains forward-looking statements relating to Trizec Canada’s business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Properties’ principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated March 22, 2005.

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The following information presents the financial position and results of operations of Trizec Canada prepared in accordance with Canadian generally accepted accounting principles.

Trizec Canada accounts for its investment in Trizec Properties using the equity method of accounting whereby Trizec Canada’s share (approximately 39%) of the net assets of Trizec Properties is presented on Trizec Canada’s balance sheet under the caption “Investment in Trizec Properties, Inc.”. In addition, Trizec Canada’s share of the earnings of Trizec Properties (approximately 39%) is presented in Trizec Canada’s income statement as “Share of earnings of Trizec Properties”.

Consolidated Balance Sheets

	March 31	December 31
(US$ millions) (unaudited)	2005	2004

Assets
Current assets
Cash and cash equivalents	$56.3	56.0
Restricted cash	7.8	7.9
Other assets	20.0	19.6

	84.1	83.5
Marketable securities	100.3	106.1
Investment in Trizec Properties, Inc.	761.4	761.7
Investments and other assets	322.5	328.9
Future income taxes	105.1	103.8

	$1,373.4	1,384.0

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$26.3	31.3

Exchangeable debentures
Carrying amount	726.0	733.9
Deferred amount	164.9	157.0

	890.9	890.9

	917.2	922.2
Shareholders’ Equity	456.2	461.8

	$1,373.4	1,384.0

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Consolidated Statements of Income

For the three months ended March 31,
(US$ millions, except per share amounts) (unaudited)	2005	2004

Income		(restated)
Share of earnings of Trizec Properties	$8.6	11.2
Interest and other income	1.4	2.4

	10.0	13.6

Expenses and other
General and administrative expense	(2.2)	(1.9)
Exchangeable debentures interest expense, net	(4.8)	(4.8)
Dilution gains	1.7	—
Foreign exchange gains, net	0.6	10.4
Interest expense	—	(0.5)

Income before taxes and discontinued operations	5.3	16.8
Income and other corporate taxes	1.1	(2.0)

Income from continuing operations	6.4	14.8

Discontinued operations - share of earnings of Trizec Properties	2.6	17.4

Net income	$9.0	32.2

Income per share
Basic and diluted
Continuing operations	$0.11	0.25

Discontinued operations	$0.04	0.29

Net income	$0.15	0.54

Restatement

During the fourth quarter of 2004, Trizec Canada adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities”. As a result of applying the provisions of AcG-15, Trizec Canada no longer fully consolidates the assets, liabilities and results of operations of Trizec Properties but accounts for its investment using the equity method of accounting.

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Trizec Properties prepares its consolidated statements in accordance with United States generally accepted accounting principles. The following presents summary financial information for Trizec Properties prepared in accordance with Canadian GAAP. Under equity accounting, Trizec Canada reports its share of Trizec Properties’ net assets (March 31, 2005 — $761.4 million; December 31, 2004 — $761.7 million) as “Investment in Trizec Properties, Inc.”. Trizec Canada’s share of Trizec Properties’ net income is reported as “Share of earnings of Trizec Properties” (2005 — $8.6 million; 2004 — $11.2 million) and “Discontinued operations — share of earnings of Trizec Properties” (2005 — $2.6 million; 2004 — $17.4 million) on a basis consistent with Trizec Properties’ reporting.

Trizec Properties, Inc.
Summary Financial Information
(Prepared in accordance with Canadian GAAP)
Balance Sheet

	March 31	December 31
(US$ millions) (unaudited)	2005	2004

Assets
Properties	$4,188.4	4,200.1
Cash and short-term investments	157.2	194.3
Restricted cash	122.2	116.9
Other assets	370.4	372.2

	$4,838.2	4,883.5

Liabilities
Long-term debt	$2,605.1	2,639.4
Other liabilities	275.2	310.2

	2,880.3	2,949.6

Net assets	$1,957.9	1,933.9

Trizec Canada’s share of net assets
Investment in Trizec Properties (approximately 39%)	$761.4	761.7

Results of operations
For the three months ended March 31
(US$ millions) (unaudited)	2005	2004

Rental income	$113.9	108.5
Income from continuing operations	20.3	41.7
Discontinued operations	6.7	43.9
Net income	27.0	85.6

Trizec Canada’s share of net income (Note 1)
Share of earnings of Trizec Properties	$8.6	11.2
Discontinued operations — share of earnings of Trizec Properties	2.6	17.4

	$11.2	28.6

Note 1.	Trizec Canada’s share of net income includes its share of the net income of Trizec Properties (approximately 39%) and its share of certain other equity transactions of Trizec Properties.

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